UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

CRAWFORD & COMPANY
(Name of Issuer)

Class B Common Stock, $1.00 Par Value
(Title of Class of Securities)

224633107
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 425,783
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 425,783
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 811,888
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 811,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Benedict Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 39,624
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 40,667
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,317,962
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,317,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,317,962
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,317,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

Item 1.                           Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of common stock (the “Shares”) of Crawford and Co. a Georgia corporation (“the “Company” or the “Issuer”). The address of the principal executive office of the Company is 5355 Triangle Parkway, Peachtree Corners, Georgia 30092-6500.
Item 2.  Identity and Background.

 (a)            This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”):  The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”); The D3 Family Bulldog Fund, L.P. a Washington limited partnership (the “Bulldog Fund”); Benedict Value Fund, L.P. a Delaware limited partnership (the “Benedict Fund”, and together with the Family Fund and the Bulldog Fund, the “D3 Family Funds”); Haredale Ltd., a Bahamian corporation (the “Managed Account”), Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of the D3 Family Funds and the sole investment manager of the Managed Account; and David Nierenberg, a United States citizen, who is the President of NIMCO.
 (b)            The business address of each of the D3 Family Funds, NIMCO and Mr. Nierenberg is 19605 N.E. 8th Street, Camas, Washington  98607.  The business address of the Managed Account is 3rd Floor, Montague Sterling Centre, East Bay Street, Nassau Bahamas.
(c)            The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers.  The principal business of the Managed Account is to hold private instruments.  The principal business of NIMCO is to serve as the general partner of the D3 Family Fund(s). Mr. Nierenberg’s principal occupation is President of NIMCO.
(d, e)       During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f)               The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $10,984,753. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.

Item 4.  Purpose of Transaction
The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.
On October 20, 2020, Mr. Nierenberg reached out to the Board of Directors of the Issuer (the “Board”) to express his interest in joining the Board.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons intend to continue to communicate with the Issuer's management and Board about a broad range of operational and strategic matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.

 (a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 22,510,144 Shares outstanding as of July 27, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2020.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 425,783 Shares, constituting approximately 1.9% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 811,888 Shares, constituting approximately 3.6% of all of the outstanding Shares.

As of the close of business on the date hereof, the Benedict Value Fund individually beneficially owned 39,624 Shares, constituting approximately less than 1% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 40,667 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the D3 Family Funds and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,317,962 Shares, beneficially owned in the aggregate by the D3 Family Funds and the Managed Account, constituting approximately 5.9% of all of the outstanding Shares.
By virtue of his relationship with NIMCO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,317,962 Shares beneficially owned by NIMCO, constituting approximately 5.9% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 1,317,962 Shares, constituting approximately 5.9% of the outstanding Shares.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 425,783 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 811,888 Shares held by the Bulldog Fund.
The Benedict Value Fund and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 39,624 Shares held by the Benedict Value Fund.
The Managed Account and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 40,667 Shares held by the Managed Account.
(c)            During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:
Fund	Transaction Date	Shares Bought	Price
D3 Family Fund LP	8/31/2020	4,460	7.08
D3 Family Bulldog Fund LP	8/31/2020	8,929	7.08
Haredale Ltd	8/31/2020	413	7.08
D3 Family Fund LP	10/12/2020	2,876	6.67
D3 Family Bulldog Fund LP	10/12/2020	21,793	6.67
Haredale Ltd	10/12/2020	2,331	6.67
D3 Family Fund LP	10/13/2020	3,110	6.60

D3 Family Bulldog Fund LP	10/13/2020	1,739	6.60
D3 Family Fund LP	10/14/2020	5,146	6.63
D3 Family Bulldog Fund LP	10/14/2020	10,122	6.63
Haredale Ltd	10/14/2020	99	6.63
D3 Family Fund LP	10/15/2020	1,493	6.60
Haredale Ltd	10/15/2020	50	6.60
D3 Family Fund LP	10/19/2020	27,005	6.52
D3 Family Bulldog Fund LP	10/19/2020	11,610	6.52
Haredale Ltd	10/19/2020	2,185	6.52
D3 Family Fund LP	10/20/2020	11,658	6.50
D3 Family Bulldog Fund LP	10/20/2020	22,230	6.50
Haredale Ltd	10/20/2020	1,112	6.50
D3 Family Fund LP	10/21/2020	52,729	6.47
D3 Family Bulldog Fund LP	10/21/2020	100,545	6.47
Haredale Ltd	10/21/2020	5,036	6.47
D3 Family Fund LP	10/22/2020	234	6.52
D3 Family Bulldog Fund LP	10/22/2020	444	6.52
Haredale Ltd	10/22/2020	22	6.52
D3 Family Fund LP	10/26/2020	833	6.46
D3 Family Bulldog Fund LP	10/26/2020	1,588	6.46
Haredale Ltd	10/26/2020	79	6.46
D3 Family Fund LP	10/27/2020	1,376	6.40
D3 Family Bulldog Fund LP	10/27/2020	2,623	6.40
Haredale Ltd	10/27/2020	132	6.40
D3 Family Fund LP	10/28/2020	466	6.29
D3 Family Bulldog Fund LP	10/28/2020	889	6.29
Haredale Ltd	10/28/2020	45	6.29
D3 Family Fund LP	10/29/2020	1,103	6.38
D3 Family Bulldog Fund LP	10/29/2020	2,104	6.38
Haredale Ltd	10/29/2020	105	6.38

(d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not Applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of October 30, 2020, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits
Exhibit 99.1
Joint Filing Agreement to Schedule 13D-G by and among D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., Benedict Value Fund, L.P., Haredale Ltd., Nierenberg Investment Management Company, Inc. and David Nierenberg, dated as of October 30, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., Benedict Value Fund, L.P.

	By:	Nierenberg Investment Management Company, Inc.

	Its:	General Partner

October 30, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

Haredale Ltd.

	By:	Nierenberg Investment Management Company, Inc.

	Its:	Investment Manager

October 30, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

October 30, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

October 30, 2020	/s/ David Nierenberg
David Nierenberg, President